JACKSON L. MORRIS
Attorney at Law
Admitted in Florida and Georgia (inactive)
3116 West North A Street ® Tampa, Florida  33609-1544 ® 813–874–8854 ® Cell 813–892–5969
Fax 800–310–1695  ®  e-mail: jackson.morris@verizon.net; jackson.morris@rule144solution.com
www.Rule144Solution.com

August 29, 2008

Submitted by EDGAR

Christine Davis
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:      New Mexico Software, Inc.
Form 10-KSB for the year ended December 31, 2007
Form 10-QSB for the quarterly period ended March 31, 2008
Commission File No.  333-30176

Dear Ms. Davis:

Thank you for your letter of August 28, 2008.  New Mexico Software has asked me to advise you that it will respond to your comments by September 15, after an opportunity to thoroughly review the materials you have referenced.  Mr. Wilson’s letter of July 21, 2008 did not refer New Mexico Software to Commission Release 33-8238, which I have, so far, been unable to locate at the Commission web site.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris

cc:       Richard Govatski, President
New Mexico Software, Inc.